Prudential World Fund, Inc.

PGIM Jennison Emerging Markets Equity Opportunities Fund

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to Subadvisory Agreement, dated and effective as of May 14, 2021, is entered into between Jennison Associates LLC ("Jennison" or the "Subadviser") and PGIM Investments LLC (the "Manager").

WHEREAS, Jennison and the Manager entered into a Subadvisory Agreement (the "Subadvisory Agreement") dated July 28, 2014, with respect to the PGIM Jennison Emerging Markets Equity Opportunities Fund (the "Fund") (formerly known as the Prudential Jennison Emerging Markets Equity Fund); and

WHEREAS Jennison and the Manager have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates Jennison for the services provided by Jennison to the Fund under the Subadvisory Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.Effective as of May 14, 2021, the subadvisory fee rate schedule appearing in Schedule A of the Subadvisory Agreement is hereby deleted in its entirety and is replaced with the following new subadvisory fee rate schedule:

Subadvisory Fee Rate:

0.50% of the Fund's average daily net assets.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

JENNISON ASSOCIATES LLC

By: /s/ William C. Ings

William C. Ings, Managing Director

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President